77 C.  MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS:


     The Alger Fund

     At a Special Meeting of Shareholders on April 28, 2000, approving a slate of Trustees and ratifying the selection of Fund auditors, an additional matter came before the shareholders. A proposal was made to approve the amendment of the Declaration of Trust to provide dollar-based voting rights for shareholders of the Fund. The proposal did not carry, as there were 205,209,701 votes in favor; 7,420,616 votes against; and 10,525,783 abstentions. The total shares outstanding were 560,721,052.